SCHEDULE 14A
(RULE 14a-101)

INFORMATION REQUIRED IN PROXY STATEMENT
SCHEDULE 14A INFORMATION

PROXY STATEMENT PURSUANT TO SECTION 14(a) OF THE SECURITIES EXCHANGE ACT OF 1934

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FIRST CITIZENS BANC CORP

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TABLE OF CONTENTS

FIRST CITIZENS BANC CORP
SANDUSKY, OHIO

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

April 16, 2002

TO THE SHAREHOLDERS:

Notice is hereby given that the annual meeting of the shareholders of First Citizens Banc Corp (“the Corporation”) will be held at its main office, 100 East Water Street, Sandusky, Ohio, on Tuesday, April 16, 2002, at 2:00 p.m., E.D.T., for the purpose of considering and voting upon the following:

1. To elect four (4) Class II directors to serve for terms of three (3) years or until their successors are elected and qualified.

2. To ratify the appointment of Crowe Chizek & Company LLP as the Corporation’s independent auditors for the calendar year 2002.

3. To consider and act upon any other matter which may properly be brought before the meeting or any adjournment thereof.

Only those shareholders of record at the close of business on March 1, 2002 will be entitled to notice of and to vote at the meeting.

Included with this notice are a Proxy Statement and proxy. It will be appreciated if you will date and sign the proxy and return it promptly in the enclosed envelope.

By Order of the Board of Directors

Donna J. Dalferro, Secretary
First Citizens Banc Corp

March 15, 2002

FIRST CITIZENS BANC CORP
100 East Water Street, P. O. Box 5016
Sandusky, Ohio 44870

PROXY STATEMENT

FOR ANNUAL MEETING OF SHAREHOLDERS TO BE HELD APRIL 16, 2002

The enclosed proxy is being solicited by the Board of Directors of First Citizens Banc Corp (the "Corporation") for use at the annual meeting of shareholders of the Corporation to be held April 16, 2002, at 2:00 p.m., E.D.T. (and at any adjournments thereof), at the main office of the Corporation, 100 East Water Street, Sandusky, Ohio. This Proxy Statement and the enclosed proxy are being sent to shareholders of the Corporation on or about March 15, 2002.

The proxy may be revoked by a shareholder at any time before it is exercised by sending a written notice of revocation to the Secretary, First Citizens Banc Corp, 100 East Water Street, P.O. Box 5016, Sandusky, Ohio 44870, by submitting a subsequently dated proxy or by revoking such proxy in open meeting. Solicitations of proxies may be made by personal interviews and telephone by Directors and officers of the Corporation. Brokerage houses and other custodians, nominees and fiduciaries will be requested to forward solicitation material to the beneficial owners of the stock held of record by such persons. Expenses for such solicitation will be borne by the Corporation.

The only class of stock of the Corporation presently outstanding is no par common stock. The total number of outstanding shares of common stock at the close of business on March 1, 2002, the record date for determination of the shareholders entitled to vote at the meeting, was 4,077,619. A majority of the outstanding capital stock represented in person or by proxy, shall constitute a quorum at the Annual Meeting.

Under the General Corporation Law of the State of Ohio, each shareholder will have cumulative voting rights in the election of directors if any shareholder gives written notice to the President, Secretary or any Vice President of the Corporation (not less than forty-eight hours before the meeting if at least ten days notice of the meeting has been given) that the shareholder desires to cumulate votes in the election of directors. Cumulative voting allows the shareholder to multiply the number of shares that he or she may be entitled to vote by the total number of directors to be elected and to cast the entire number of such votes for one candidate or to distribute them among any two or more candidates. If a shareholder properly requests cumulative voting, the persons named in the accompanying proxy intend to vote the proxies they receive cumulatively allocating the votes among the nominees for director as they deem best. For all other purposes each share is entitled to one vote.

At the meeting, the shareholders will consider and vote upon the following: (i) elect four (4) directors of the Corporation; (ii) ratify the appointment of Crowe Chizek and Company LLP as the Corporation's independent auditors for the calendar year 2002; and (iii) any other business that may be properly brought before the meeting or any adjournment thereof.

The four (4) nominees receiving the highest number of votes cast, including votes cast cumulatively, shall be elected Class II directors. An abstention will be deemed to be present for the purpose of determining a quorum for the meeting, but will not be counted as voting for or against the issue to which it relates.

The results of votes taken at the Annual Meeting will be disclosed in the Corporation's Second Quarterly Report for 2002 on Form 10-Q, as filed with the Securities and Exchange Commission. The disclosure will include, for each proposal, the number of votes for, the number of votes against and the number of abstentions. In addition, the disclosure will set forth the number of votes received by each candidate running for a directorship.

The Corporation's business is carried on primarily by its wholly-owned subsidiaries: The Citizens Banking Company, The Castalia Banking Company, The Farmers State Bank, SCC Resources, Inc., R. A. Reynolds Appraisal Service, Inc., Mr. Money Finance Company, Inc., First Citizens Title Agency, Inc., and First Citizens Insurance Agency, Inc. (collectively the "Subsidiaries").

PROPOSAL 1
ELECTION OF DIRECTORS
Information Concerning Directors and Nominees

The Code of Regulations of the Corporation provides that the number of Directors shall be not less than five (5) nor more than twenty-five (25), as from time to time shall be determined by Resolution of the Board of Directors of the Corporation. During 2001, the Board of Directors increased the number of Directors from thirteen (13) to fifteen (15) members. The Code of Regulations of the Corporation also provides that the Board of Directors shall be divided into three (3) classes, with the term of office (subsequent to the first term of office of each class) of one class expiring each year.

The Board of Directors currently consists of fourteen (14) members. During 2001, the Board of Directors appointed Robert L. Ransom and David H. Strack to fill the additional two seats created by the increase in the Board size. Mr. Ransom was appointed as a Class III Director with his term expiring in 2003. Mr. Strack was appointed as a Class I Director with his term expiring in 2004. The terms of the four (4) Class II directors expire on the date of the annual meeting in 2002. Richard O. Wagner, a Director since 1968, has decided not to run for re-election. As a Class II Director, Mr. Wagner’s term would have expired on the date of the annual meeting in 2002, resulting in a vacancy that may be filled by the Board of Directors in accordance with the Code of Regulations.

The nominees named below are proposed to be elected to hold office for a term of three (3) years or until the election and qualification of their successors. The proxies solicited hereby, unless directed to the contrary therein, will vote for the nominees named below and cannot be voted for a greater number of persons than the number of nominees named below. All of the nominees have expressed their willingness to serve. The Board of Directors has no reason to believe that any nominee will be unavailable or unable to serve as a Director, but if for any reason any of these nominees should not be available or able to serve, the accompanying proxy will be voted by the persons acting under the proxy according to the best judgment of the persons named in the proxy. **The Board of Directors recommends that shareholders vote “FOR” the nominees listed below.**

The following table lists the Directors of the Corporation, and named executive officers from the Summary Compensation table on page 9, their principal occupations or present positions with the Corporation or any of the Subsidiaries, the year they first became Directors of the Corporation, and their age and the number of shares of the Corporation’s common stock beneficially owned by them, as of March 1, 2002:

Name and principal occupation or employment for the past five years; present membership on committees and Boards of Subsidiaries.	Director Since	Age	Beneficial Ownership of shares	Approximate percentage of outstanding shares	Term of Office Expires
Nominees for Three (3) Year Term:					
Robert L. Bordner President, Herald Printing Company (8) (16) (20)	1998	65	17,312	.42%	2002
Mary Lee G. Close Retired (4)(12)(14)	1983	86	98,562	2.42%	2002
Richard B. Fuller Retired (9) (11) (12) (13) (14) (19) (20)	1960	80	10,400	.25%	2002
George L. Mylander Retired Educator & City Official, Chairman, Firelands Regional Medical Center (11) (13) (14) (20)	1965	69	367,883	9.02%	2002

Name and principal occupation or employment for the past five years; present membership on committees and Boards of Subsidiaries.	Director Since	Age	Beneficial Ownership of shares	Approximate percentage of outstanding shares	Term of Office Expires
Directors Continuing in Office and Named Executive Officers					
John L. Bacon Chairman Emeritus Mack Iron Works Company (10) (11) (12) (14) (15)	1973	76	1,784	.04%	2004
Blythe A. Friedley Owner, Friedley Insurance Company Director, Union Banking Company (7) (11) (16) (21)	1998	52	250,801	6.15%	2003
H. Lowell Hoffman, M.D. Retired (5) (10) (12) (13) (14) (17)	1980	79	21,600	.53%	2004
Lowell W. Leech Chairman of the Board, Former President of Citizens Banking Company, Retired (6) (10) (13) (14) (15)	1975	75	24,280	.60	2004
Dean S. Lucal Buckingham, Lucal, McGookey & Zeiher Co., L.P.A (1) (12) (13) (14) (16) (18) (19) (20)(21)	1973	64	11,020	.27%	2003
W. Patrick Murray Murray & Murray Attorneys at Law (2)(12) (13)(14)(15)	1983	61	131,300	3.22%	2003
Paul H. Pheiffer Chairman, Sandusky Bay Investment Company, Ltd. (3) (11) (20)	1968	76	87,778	2.15%	2003
Robert L. Ransom Ransom Funeral Home (10) (15) (11)	2001	55	80	.001%	2003
David H. Strack, DDS Retired, (13) (15) (20)	2001	58	1,211.42	.03%	2004
David A. Voight President, First Citizens Banc Corp President, Citizens Banking Company (10) (14) (16) (17) (18) (19) (20) (21)	1989	59	6,834.868	.17%	2004
Directors and Executive Officers as a Group			1,030,846.29	25.27%	

(1) 1,000 shares owned directly by Dean S. Lucal; 1,104 shares held in the Dean S. Lucal Inter Vivos Trust; 8,916 shares held in the Martha J. Lucal Inter Vivos Trust;

(2) 30,300 shares owned directly by W. Patrick Murray self-directed IRA; 734 shares owned jointly by W. Patrick Murray with spouse, Louise Murray; 100,266 shares owned directly by W. Patrick Murray;

(3) 3,451 shares held directly by Paul H. Pheiffer; 22,419 shares held in revocable Trust for Paul H. Pheiffer and spouse, Catharine J. Pheiffer; 61,908 shares held by Catharine J. Pheiffer, Trustee, for J. Richard Dorn Trust.

(4) 61,240 shares owned by the Mary Lee G. Close Revocable Trust; 35,000 shares owned by the Mary Lee G. Close 2000 Descendants' Trust; and 2,322 shares owned by son, David A. Close.

(5) 800 shares owned directly by H. Lowell Hoffman; and 20,800 shares held by National City Investments for the benefit of H. Lowell Hoffman, IRA.

(6) 10,800 shares owned directly by Lowell W. Leech Trust; and 13,480 shares owned in IRA's with spouse, Betty J. Leech.

(7) 26,280 shares owned directly by Blythe A. Friedley; 18,276 shares in the Arlene Friedley Trust, 163,732 shares in the R. W. Friedley Trust; and 14,171 shares each for Ms. Friedley's three sons Scott McDougal, Keith McDougal, and Todd McDougal.

(8) 14,585 shares owned directly by Robert L. Bordner; 2,727 shares owned by spouse, Carolyn W. Bordner.

(9) 100 shares owned jointly with spouse; 6,000 shares owned directly by Richard B. Fuller; and 4,300 shares owned by the Nancy Fuller Trust.

(10) Member of Asset-Liability Committee.

(11) Member of Nominating Committee.

(12) Member of Risk Management (Audit) Committee.

(13) Member of Compensation, Benefits and Liability Committee.

(14) Member of Board of Directors of The Citizens Banking Company.

(15) Member of Board of Directors of The Castalia Banking Company.

(16) Member of Board of Directors of The Farmers State Bank.

(17) Member of Board of Directors of SCC Resources, Inc.

(18) Member of Board of Directors of R.A. Reynolds Appraisal Service, Inc.

(19) Member of Board of Directors of Mr. Money Finance Company, Inc.

(20) Member of Executive Committee

(21) Member of Board of Directors of First Citizens Insurance Agency, Inc. and First Citizens Title Insurance Agency, Inc.

Boards and Committees

It is the policy of the Corporation that its Directors also serve as directors of certain of its Subsidiaries. The Board of the Corporation met six (6) times in 2001; the Board of The Citizens Banking Company met twelve (12) times in 2001; the Board of The Castalia Banking Company met twelve (12) times in 2001; the Board of The Farmers State Bank met fourteen (14) times in 2001; the Board of SCC Resources, Inc. met four (4) times in 2001; the Board of R. A. Reynolds Appraisal Service, Inc. met one (1) time in 2001 and the Board of Mr. Money Finance Company, Inc. met twelve (12) times in 2001. The Board of Directors of First Citizens Insurance Agency, Inc. and First Citizens Title Insurance Agency, Inc. did not meet in 2001. All Directors of the Corporation and its Subsidiaries attended more than 75% of the total number of meetings of each of the respective Boards of Directors and committee meetings.

The Board of the Corporation has the following standing committees: Executive Committee, Asset-Liability Committee, Nominating Committee, Risk Management (Audit) Committee, and Compensation, Benefits and Liability Committee. The members of the Executive Committee, the Asset-Liability Committee, and the Nominating Committee are indicated by footnote in the table of directors on pages 3 and 4. The members of the Compensation, Benefits and Liability Committee are listed on page 7 under "Report of Compensation, Benefits and Liability Committee" and the members of the Risk Management (Audit) Committee are listed on page 7 under "Risk Management (Audit) Committee Report." Those members indicated as serving on the Risk Management (Audit) Committee are each "independent" under the listing standards of the NASD. The Executive Committee met two (2) times in 2001; the Asset-Liability Committee met four (4) times in 2001; the Nominating Committee met five (5) times in 2001; the Risk Management (Audit) Committee met four (4) times in 2001; and the Compensation, Benefits, and Liability Committee met two (2) times in 2001.

The Executive Committee is authorized to exercise the powers of the Board of Directors to the extent permitted by law on matters which require Board action between meetings of the Board of Directors. The Executive Committee periodically reviews the Corporation's operations, considers issues facing the Corporation and makes recommendations to the Board of Directors. The Asset-Liability Committee establishes and monitors the volume and mix of the subsidiary banks' assets and funding sources in an effort to assist in managing and maintaining the subsidiary banks' profits. The Nominating Committee recommends to the Corporation's Board of Directors the names of those persons to be proposed for election as Directors of the Corporation at its Annual Meeting. Any shareholder recommendations to be considered by the Nominating Committee should be sent in writing to the Secretary, according to the procedures set forth in the Code of Regulations. The Risk Management (Audit) Committee receives and reviews on a regular basis the internal audits of the

Corporation and its Subsidiaries, and reviews the drafts of the Corporation's financial statements received by its independent auditors. The Compensation, Benefits and Liability Committee recommends annual budgetary levels for employee compensation and benefits; reviews, and establishes the policies for, all benefit programs for the Corporation and its Subsidiaries; reviews and recommends the affirmative action program for the Corporation and its Subsidiaries; and reviews, and makes recommendations for, all insurance programs for the Corporation and its Subsidiaries.

Compensation of Directors

During 2001, the Directors of the Corporation and each of its Subsidiaries received a Director's fee at the rate of $450.00 per Board of Directors meeting attended, except that the fee was lowered to $100.00 when such meeting immediately followed or preceded a meeting of the Board of Directors of The Citizens Banking Company. During 2001, the Directors of the Corporation received $240.00 per committee meeting attended. Directors who are also officers of the Corporation and/or the Subsidiaries do not receive any compensation as directors or for attendance at any committee meetings.

The Corporation and each of its Subsidiaries have adopted a non-qualified Deferred Compensation Plan for each non-employee director. Pursuant to each such plan, a director may defer any or all of the director fees or committee fees earned by such director during a particular calendar year. During 2001, one director, Dean S. Lucal, elected to defer a portion of his director fees and committee fees earned as a director of First Citizens Banc Corp. During 2001, three directors of the Corporation's Subsidiaries, Dean S. Lucal, Yvonne Mason, and Ronald E. Dentinger, elected to defer a portion of their director fees and committee fees.

Transactions with Directors, Officers and Associates

The Subsidiaries of the Corporation that are banks have had and expect to have banking transactions in the ordinary course of business with directors, officers and principal shareholders of the Corporation, and associates of such persons, on substantially the same terms, including interest rates and collaterals, as those prevailing at the same time for comparable transactions with other persons and that do not involve more than normal risk of collectibility or present other unfavorable features. The Corporation and the banking Subsidiaries also have had and expect to have transactions in the ordinary course of business with their directors, officers, principal shareholders, and their associates, on the same terms as those prevailing at the same time for comparable transactions with others. All such loans presently outstanding to directors and executive officers, including their immediate families and companies in which they are executive officers, are performing loans.

The Corporation, together with its subsidiaries, has retained the law firm of Buckingham, Lucal, McGookey & Zeiher, L.P.A. as legal counsel for the past several years. During the calendar year 2001, the Corporation, together with its Subsidiaries, paid Buckingham, Lucal, McGookey & Zeiher, L.P.A. the sum of $209,174.80. It is anticipated that this relationship will continue during the coming year. Dean S. Lucal is a Director of the Corporation and certain of its Subsidiaries, and is associated with Buckingham, Lucal, McGookey & Zeiher, L.P.A.

Section 16(a) Beneficial Ownership Reporting Compliance

Under the provisions of the securities laws of the United States, the Corporation's Directors, executive officers and any persons holding more than ten per cent (10%) of the Corporation's stock are required to report their initial ownership of the Corporation's common stock and any subsequent changes in their ownership to the Securities and Exchange Commission. Specific due dates for these reports have been established and the Corporation is required to disclose, in this Proxy Statement, any failure to file by these dates during 2001. All of these filing requirements were satisfied. In making these disclosures, the Corporation has relied solely on written representations of its Directors and executive officers and copies of the reports that they have filed with the Securities and Exchange Commission.

PROPOSAL 2

RATIFICATION OF INDEPENDENT AUDITORS

During 2001, the Corporation engaged Crowe, Chizek and Company LLP ("Crowe Chizek") to provide audit services for the Corporation and its subsidiaries and to provide certain non-audit services including advice on accounting, tax, and reporting matters. Pursuant to the recommendation of the Risk Management (Audit) Committee, the Board of Directors has retained Crowe Chizek as the Corporation's independent auditors for 2002. Unless otherwise indicated, the accompanying proxy will be voted in favor of ratifying the selection of Crowe Chizek as the Corporation's auditors in 2002. A representative of Crowe Chizek will be at the Annual Meeting of Shareholders and such representative will have an opportunity to make a statement if he desires to do so, and will be available to respond to appropriate questions.

Audit and Other Fees

In accordance with rules issued in 2000 related to auditor independence, the table below shows fees for services rendered by Crowe Chizek to the Corporation and its Subsidiaries during fiscal year 2001.

Audit Fees (including review of Forms 10-Q)	$ 92,050
All Other Fees	$182,873

The Committee has been provided with information regarding the services provided by Crowe Chizek and has considered the compatibility of such services with maintaining the auditors' independence.

Risk Management (Audit) Committee Report

The Corporation's Risk Management (Audit) Committee has reviewed and discussed with management the audited financial statements of the Corporation for the year ended December 31, 2001. In addition, the Committee has discussed with Crowe Chizek, the independent auditing firm for the Corporation, the matters required by Statements on Auditing Standards No. 61, *Communications with Audit Committees.*

The Committee also has received the written disclosures from Crowe Chizek required by Independence Standards Board Standard No. 1, and have discussed with Crowe Chizek its independence from the Corporation.

Based on the foregoing discussions and reviews, the Committee has recommended to the Corporation's Board of Directors that the audited financial statements be included in the Corporation's Annual Report on Form 10-K for the year ended December 31, 2001, for filing with the Securities and Exchange Commission.

Respectfully submitted,
The Risk Management (Audit) Committee

John L. Bacon, Chairman
Mary Lee G. Close
Richard B. Fuller
Dean S. Lucal

Report of Compensation, Benefits and Liability Committee

Effective January 1, 2001, the Corporation's Compensation, Benefits and Liability Committee and the Executive Committee of The Citizens Banking Company recommended, and The Citizens Banking Company Board of Directors increased, the salary paid to Mr. Voight. The increase reflected the policies of the Committee, consideration of competitive data on compensation of other bank presidents of institutions of a similar size as provided by the Ohio Bankers Association and Crowe Chizek's compensation surveys and recognition of the Corporation's performance during 2000. In addition, within the compensation parameters approved by the Compensation, Benefits, and Liability Committee, the Executive Committee of The Citizens Banking Company approved compensation increases for all other executive officers of The Citizens Banking Company. Each Board of Directors of the Subsidiary companies approved the compensation increases for executive officers of its Subsidiaries.

This report was submitted by the Compensation, Benefits and Liability Committee members who are:

Lowell W. Leech (Chairman)	W. Patrick Murray (Castalia Representative)
Richard B. Fuller (Citizens Representative)	George L. Mylander (Citizens Representative)
H. Lowell Hoffman, M.D. (First Citizens Representative)	Dorothy L. Robey (Farmers Representative)
Dean S. Lucal (First Citizens Representative)	David H. Strack (Castalia Representative)
Laurence A. Bettcher (Citizens Representative)	Gerald B. Wurm (Farmers Representative)

EXECUTIVE OFFICERS OF THE CORPORATION

The following table sets forth the names and ages of all current executive officers of the Corporation, all executive positions and offices held with the Corporation or its Subsidiaries and terms of such positions and offices.

NAME	AGE	POSITION
Lowell W. Leech	75	Director of the Corporation since 1987 (serving as Chairman of its Board since 1987) Director of The Citizens Banking Company since 1975 (serving as Chairman of its Board since 1990) Director of The Castalia Banking Company since 1990 (serving as Chairman of its Board since 1990) President of The Citizens Banking Company from 1980 to 1991 Senior Vice President of The Citizens Banking Company from 1975 to 1980 Vice President of The Citizens Banking Company from 1968 to 1975
David A. Voight	60	Director of the Corporation since 1990 Director of The Citizens Banking Company since 1989 Director of SCC Resources, Inc. and R.A. Reynolds Appraisal Service, Inc. since 1993 Director of The Farmers State Bank since 1998 Director of Mr. Money Finance Company, Inc. since 2000 President of the Corporation since 1994 President of The Citizens Banking Company since 1992 Executive Vice President of The Citizens Banking Company from 1989 to 1991 Senior Vice President of The Citizens Banking Company from 1985 to 1989
James O. Miller	49	Director of The Citizens Banking Company and Mr. Money Finance Company, Inc. since 2000 Executive Vice President of the Corporation and The Citizens Banking Company since 1998 Senior Vice President/Controller of the Corporation from 1994 to 1997 Senior Vice President of The Citizens Banking Company from 1996 to 1998 Senior Vice President/Controller of The Citizens Banking Company from 1992 to 1995 Secretary/Treasurer of SCC Resources, Inc. since 1993 Secretary/Treasurer of R.A. Reynolds Appraisal Services, Inc. since 1998 Treasurer of R.A. Reynolds Appraisal Services, Inc. from 1993 to 1997 Secretary/Treasurer of Mr. Money Finance Company, Inc. since 2000
LeRoy C. Link	52	Senior Vice President of the Corporation since 1998 President of SCC Resources, Inc. since 1993 Director of SCC Resources, Inc. since 1993
Todd A. Michel	37	Senior Vice President/Controller of the Corporation since 2000 Senior Vice President/Controller of The Citizens Banking Company since 1999 Vice President/Controller of The Citizens Banking Company from 1998 to 1999 Vice President/Controller of the Corporation from 1998 to 2000 Controller of The Citizens Banking Company from 1996 to 1998
Charles C. Riesterer	47	Senior Vice President of The Citizens Banking Company since 1998 Senior Vice President of the Corporation since 1998 Vice President of The Citizens Banking Company from 1992 to 1998 Asst. Vice President of The Citizens Banking Company from 1987 to 1991

Executive Compensation

Under rules established by the Securities and Exchange Commission (the "SEC"), the Corporation is required to provide certain data and information in regard to the compensation and benefits provided to the Corporation's Chairman of the Board, President and Chief Executive Officer and, if applicable, the four other most highly compensated Executive Officers whose compensation exceeded $100,000 during the Corporation's fiscal year. The disclosure requirements, as applied to the Corporation, include the Corporation's and The Citizens Banking Company's President, Mr. David A. Voight. No other executive officers' annual salary and bonus exceeded $100,000.

The following table sets forth information as to the cash compensation paid or accrued by the Corporation or the Subsidiaries during 2001:

Summary Compensation

Name of Individual	Year	Salary	Bonus	Other (1)
Mr. Voight	2001	$146,212	0	$1,982
Mr. Voight	2000	$143,169	0	$2,034
Mr. Voight	1999	$140,360	0	$2,100

(1) Represents contributions to the 401(k) plan.

First Citizens Banc Corp Stock Option and Stock Appreciation Rights Plan

On April 18, 2000, the shareholders of the Corporation approved the First Citizens Banc Corp Stock Option and Stock Appreciation Rights Plan (the "Plan"), which provides for discretionary grants of incentive stock options (under Internal Revenue Code Section 422), nonqualified stock options, and stock appreciation rights to certain executive employees. The Plan is administered by the Compensation, Benefits and Liability Committee of the Corporation's Board of Directors, and provides that the exercise price of options granted hereunder shall not be less than the fair market value of the outstanding shares of the Corporation on the date the options are granted. No awards of options or stock appreciation rights have been made to employees.

Defined Benefit Pension Plan of the Corporation

The Corporation maintains a tax-qualified non-contributory defined benefit pension plan for its employees. The plan has been adopted by each Subsidiary of the Corporation. All employees who have attained age 20-1/2 and have completed at least six months of service are eligible to participate in the plan. The monthly pension benefit payable to an employee at normal retirement age (age 65) will be equal to 1.40 percent of the highest five-year average monthly compensation and multiplied by total years of service, plus 0.65 percent of average monthly compensation in excess of the Social Security covered compensation amount multiplied by years of service to a maximum of 35 years of service with the Corporation or its subsidiaries. For this purpose, an employee's final average compensation is equal to the average of the monthly compensation paid to such employee during the period of five consecutive years of service out of the last ten years of service prior to retirement which results in the highest average compensation. The compensation taken into account includes all cash compensation paid. The monthly pension benefit calculated under this formula is not subject to any offset or reduction for the employee's Social Security benefit, but is subject to the annual benefit limitation established by the Internal Revenue Code.

Employees are eligible to retire and receive monthly benefits under the pension plan at age 65. In addition, employees may elect to begin receiving reduced benefits at an earlier age if they become permanently disabled or qualify for early retirement by attaining age 55. Pension benefits will generally be paid either as joint and survivor annuities or single life annuities, provided that participating employees who obtain their spouse's consent may elect to receive their benefits in one of several other optional forms of benefit, including a lump sum distribution of the present value of the benefit.

The following table shows the total annual pension benefit that would be payable as a life annuity with five years of payments guaranteed to an employee of the Corporation or its Subsidiaries retiring in 2001 at age 65 under the terms of the pension plan, based on specific assumptions about the employee's total years of service and the level of the employee's average compensation during his or her final years of service.

Final Average Annual Compensation	Years of Service				
	15	20	25	30	35
$40,000	8,672	11,562	14,453	17,344	20,234
60,000	14,822	19,762	24,703	29,644	34,584
80,000	20,972	27,962	34,953	41,944	48,934
100,000	27,122	36,162	45,203	54,244	63,284
120,000	33,272	44,362	55,453	66,544	77,634
140,000	39,422	52,562	65,703	78,844	91,984
160,000	45,572	60,762	75,953	91,144	106,334
170,000	48,647	64,862	81,078	97,294	113,509
180,000	51,722	68,962	86,203	103,444	120,684

As of December 31, 2001, Mr. Voight had sixteen years of service and a five year average covered compensation of $140,523.

Defined Contribution Plan

The Corporation also maintains a tax-qualified defined contribution plan 401(k) for its employees. The plan has been adopted by each of the Subsidiaries of the Corporation. Effective January 1, 2002, all employees who have completed three months of service are eligible to participate in the plan. Subject to limitations established by the Internal Revenue Code, employees may defer from 1 percent to 15 percent of salary in any one year. The Corporation may make a matching contribution for all participants who have elected to make salary deferral contributions. The amount of the matching contributions, if any, will be determined each plan year and announced to all participants. The amount of matching contribution for the years 2001, 2000, 1999, 1998 and 1997 was 25 percent of the salary deferred on the first 6 percent deferred. The Internal Revenue Code places a limit on the amount of salary deferred contributions and matching contributions on those employees classed as "highly compensated". Contributions and matching contributions for highly compensated employees will be limited to an amount that enables the plan to meet certain non-discrimination testing.

Supplemental Retirement Benefit Agreement

The Citizens Banking Company has a supplemental retirement benefit agreement (deferred compensation) with Mr. Donald E. Gosser, Senior Vice President and Treasurer. The deferred benefit agreement will provide a benefit that, when combined with the benefit provided by The Citizens Banking Company's deferred benefit pension, will be equal to the amount that would have been provided by the pension benefit calculation under a previous plan. The pension benefit calculation of the defined benefit plan was amended December 1, 1989, in compliance with the Tax Reform Act of 1986. At December 31, 1997, The Citizens Banking Company had recorded a liability of $140,497 relating to such agreement. Mr. Gosser retired January 31, 1998, and entered into an agreement with The Citizens Banking Company to draw the supplemental retirement benefit in four annual installments beginning February 1, 1998.

Compensation and Benefits Committee
Interlocks and Insider Participation

Mr. David A. Voight, the Corporation's President, served on the Executive Committee of The Citizens Banking Company, which recommends the salary of the President to the Board of Directors of Citizens. Mr. Voight, in serving on the Executive Committee and the Board of Directors, did not participate in discussions nor decision-making relative to his own compensation.

Performance Report

The following is a graph comparing the Corporation's cumulative total shareholder returns with the performance of the SNL Bank Index (US Companies), the NASDAQ Bank Stock Index, and the S&P 500 index:


200
175
150
125
100
75
12/31/96 Relative Value = 100
100.00
169.11
167.64
154.99
100.29
1996
1997
1998
1999
2000
2001
For the Years Ended December 31,
FCZA
Standard & Poor's 500 Index
Nasdaq Bank Index
SNL Bank Index

	1996	1997	1998	1999	2000	2001
FCZA	100.00	140.95	91.11	113.58	82.19	100.29
STANDARD & POOR'S 500 INDEX	100.00	131.01	165.95	198.35	178.24	154.99
NASDAQ BANK INDEX	100.00	163.59	144.33	132.81	152.30	167.64
SNL BANK INDEX	100.00	148.13	156.93	148.78	171.16	169.11

Note: 5 year return data includes price appreciation and reinvested dividends Source: Bloomberg, SNL

Principal Shareholders

To the Corporation's knowledge, except as noted below, no person or entity owns beneficially, directly or indirectly, five percent (5%) or more of the Corporation's common stock as of December 31, 2001:

Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percent of Class
George L. Mylander		
155 Sunset Drive		
Sandusky, Ohio	367,883 shares	9.02%
Blythe A. Friedley		
423 W. Main Street		
New Washington, Ohio	250,801 shares	6.15%

Shareholder Proposals for Next Annual Meeting

Any proposal that a shareholder wishes to have included in the proxy materials relating to the annual meeting to be held in 2003 must be received by the Secretary of the Corporation no later than November 15, 2002. If a shareholder proposal is received after January 29, 2003, the Corporation may vote in its discretion on that proposal all of the common shares for which it has received proxies for the 2003 annual meeting.

Other Matters

The Board of Directors knows of no other business to be presented at the meeting. If, however, any other business should properly come before the meeting, or any adjournment thereof, it is intended that the proxy will be voted with respect thereto according to the best judgment of the persons named in the proxy.

Annual Report

The Corporation’s Annual Report is not intended to be a part of this Proxy Statement. The Corporation’s Annual Report, a consolidation of the report of operations of the Corporation and Annual Report on Form 10-K (as required under the terms of the Securities Exchange Act of 1934), for the calendar year 2001 will be presented at the annual meeting, and a copy has been mailed to shareholders with this Proxy Statement. Additional copies of such Corporation’s Annual Report are available to shareholders without charge upon request to James O. Miller, Executive Vice President, First Citizens Banc Corp, 100 East Water Street, Sandusky, Ohio 44870.

By Order of the Board of Directors

Donna J. Dalferro, Secretary
First Citizens Banc Corp

[FIRST CITIZEN BANC CORP LOGO]
Sandusky, Ohio
THIS PROXY IS SOLICITED BY THE BOARD OF DIRECTORS

Please complete, date, sign and mail the detached proxy card in the enclosed postage-prepaid envelope.

You can vote in one of three ways: 1) By Mail, 2) By Phone, 3) By Internet.
See the reverse side of this sheet for instructions.

IF YOU ARE NOT VOTING BY TELEPHONE OR BY INTERNET, COMPLETE BOTH SIDES OF PROXY CARD, DETACH AND RETURN IN THE ENCLOSED ENVELOPE TO:

Illinois Stock Transfer Co.
209 West Jackson Boulevard, Suite 903
Chicago, Illinois 60606

DETACH PROXY CARD HERE

The aforesaid proxies are hereby authorized to vote at their discretion on any other matter that may properly come before the annual meeting. An executed proxy may be revoked at any time prior to its exercise by submitting another proxy with a later date, by appearing in person at the special meeting and advising the Secretary of the shareholder's intent to vote the share(s) or by sending a written, signed and dated revocation that clearly identifies the proxy being revoked to the principal executive offices of First Citizens at 100 East Water Street, Sandusky, Ohio 44870, Attention: Donna J. Dalferro, Secretary. A revocation may be in any written form validly signed by the record holder so long as it clearly states that the proxy previously given is no longer effective.

Should the undersigned be present and elect to vote at the Annual Meeting or at any adjournment thereof and after notification to the Secretary of the Corporation at the Annual Meeting of the undersigned's decision to terminate this proxy, then the power of said attorneys and proxies shall be deemed terminated and of no further force and effect. The undersigned hereby revokes any and all proxies heretofore given with respect to the shares of Common Stock held of record by the undersigned.

The undersigned acknowledges receipt from the Corporation prior to the execution of this proxy of a Notice of Annual Meeting, the Corporation's Proxy Statement for the Annual Meeting and an Annual Report for the 2001 fiscal year.

IMPORTANT

THE PROMPT RETURN OF PROXIES WILL SAVE THE CORPORATION THE EXPENSE OF FURTHER REQUESTS FOR PROXIES TO ENSURE A QUORUM AT THE MEETING. A SELF-ADDRESSED, POSTAGE-PRE-PAID ENVELOPE IS ENCLOSED FOR YOUR CONVENIENCE.

Signature________________

Signature________________

Date ________________, 2002

Please sign exactly as your name appears above. When signing as attorney, executor, administrator, trustee or guardian or on behalf of a corporation, partnership or other legal entity, please give your full title. If shares are held jointly, each holder should sign.

TO VOTE BY MAIL

To vote by mail, complete both sides, sign and date the proxy card below. Detach the card below and return it in the envelope provided.

TO VOTE BY TELEPHONE

Your telephone vote is quick, confidential and immediate. Just follow these easy steps:

1. Read the accompanying Proxy Statement.
2. Using a Touch-Tone telephone, call Toll Free 1-800-555-8140 and follow the instructions.
3. When asked for your Voter Control Number, enter the number printed just above your name on the front of the proxy card below.

Please note that all votes cast by telephone must be submitted prior to midnight Central Time, April 12, 2002.
Your Telephone vote authorizes the named proxies to vote your shares to the same extent as if you marked, signed, dated and returned the proxy card.

If You Vote By TELEPHONE Please Do Not Return Your Proxy Card By Mail.

TO VOTE BY INTERNET

Your internet vote is quick, confidential and your vote is immediately submitted. Just follow these easy steps:

1. Read the accompanying Proxy Statement.
2. Visit our Internet voting Site at **http://www.eproxyvote.com/ist-fcicm/** and follow the instruction on the screen.
3. When prompted for your Voter Control Number, enter the number printed just above your name on the front of the proxy card.

Please note that all votes cast by Internet must be submitted prior to midnight Central Time, April 12, 2002.
Your Internet vote authorizes the named proxies to vote your shares to the same extent as if you marked, signed, dated and returned the proxy card.
This is a "secured" web page site. Your software and/or internet provider must be "enabled" to access this site. Please call your software or internet provider for further information.

If You Vote By INTERNET, Please Do Not Return Your Proxy Card By Mail.

FIRST CITIZENS BANC CORP OF SANDUSKY, OHIO PROXY

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS AND UNLESS OTHERWISE MARKED WILL BE VOTED FOR ALL PROPOSALS.
KNOW ALL MEN BY THESE PRESENTS, that the undersigned shareholder(s) of First Citizens Banc Corp (hereinafter called "Corporation"), of Sandusky Ohio, hereby constitute(s) Richard O. Wagner, Paul H. Pheiffer and Leland J. Welty, or each of them, proxies and attorneys of the undersigned, with full power of substitution and revocation, for and in the name of the undersigned, to attend the Fifteenth Annual Meeting of said Corporation to be held April 16, 2002, at 2:00 P.M. E.D.T. and any adjournments thereof, and thereat to vote, including the right to vote cumulatively at their discretion, as specified below:

1. On the election of four (4) Directors (Class II) to serve for terms of three (3) years or until their successors are elected and qualified:

☐**FOR** all nominees listed below (Except, to withhold authority to vote for any individual nominee, write that nominee's name on the space marked "Exceptions" provided below.)*
☐**WITHHOLD AUTHORITY** to vote for all nominees listed below,

CLASS II **01** Robert L. Bordner **02** Mary Lee G. Close **03** Richard B. Fuller **04** George L. Mylander

2. **PROPOSAL** to ratify the appointment of Crowe Chizek & Company LLP as the Corporation's independent auditors for the calendar year 2002:

☐ **FOR** ☐ **AGAINST** ☐ **ABSTAIN**

3. To consider and act upon any other matter which may properly be brought before the meeting or any adjournment thereof.

The Board of Directors recommends that shareholders vote **"FOR"** the nominees listed above. The Board of Directors recommends that the shareholders vote **"FOR"** the Proposals hereinabove described. **IF NO SPECIFIED VOTE IS GIVEN, THIS PROXY WILL BE VOTED IN FAVOR OF SAID PROPOSALS.** If any other business is presented at said meeting, the proxy shall be voted in accordance with the best judgment of the proxies apointed hereby. All shares represented by properly executed proxies will be voted as directed. This proxy is solicited on behalf of the Board of Directors and may be revoked prior to its exercise by either written notice or notice in person at the meeting, or by a subsequently dated proxy.

(to be signed on the other side)